EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        The following table presents our ratios of earnings to fixed charges in accordance with U.S. GAAP for the periods indicated:

	For the Year Ended December 31,					For the nine Months Ended, (unaudited)

	(U.S. Dollars in thousands, except per share data)					(U.S. Dollars in thousands, except per share data)

	2005	2004	2003	2002	2001	September 30, 2006	September 30, 2005

Earnings (1)	$(8,517)	$(33,467)	$14,333	$(37,380)	$17,565	5,389	(6,530)

Fixed Charges	5,257	4,880	5,554	8,693	11,988	2,542	4,580

Earnings (insufficient earning to cover fixed charges)	$(3,260)	$(28,587)	$19,887	$(28,687)	$29,553	$7,931	$(1,950)

Fixed charges:

Interest	5,257	4,880	5,531	8,653	11,943	2,542	4,580

Amortization of
debentures expenses	-	-	23	40	45	-	-

Fixed charges	$5,257	$4,880	$5,554	$8,693	$11,988	$2,542	$4,580

Ratio of earnings (deficit) to fixed charges (2)	(0.62:1)	(5.86:1)	3.58:1	(3.30:1)	2.47:1	3.12:1	(0.42:1)

(1)	“Earnings” consist of consolidated income (loss) from continuing operations (including dividends from less than 50% owned affiliates) before income taxes, equity in earnings of affiliates, and minority interests.

(2)	The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.”